Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

         Vasogen Clinical Results Selected for Oral Presentation at the Annual Scientific Meeting of the Heart Failure Society of America

 - New Findings to be Presented at the "Late Breaking Clinical Trials" Session -

Toronto, Ontario (July 10, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:VSV) today announced that results from the initial clinical trial of its immune modulation therapy in chronic heart failure (CHF) have been selected for oral presentation at the Annual Scientific Meeting of the Heart Failure Society of America (HFSA), the largest conference in North America dedicated to research in heart failure. The results of the trial, including new findings, will be presented during the "Late Breaking Clinical Trials" session of the conference, to be held in Boca Raton, Florida, on September 25, 2002.

Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, will present comprehensive findings from the initial trial of Vasogen's immune modulation therapy in CHF. As previously reported, the results of this trial demonstrated significant reductions in the risk of death and hospitalization for patients receiving Vasogen's immune modulation therapy. Dr. Torre-Amione, together with Dr. James Young, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, acted as co-lead investigators for the study.

"Selection of our results for oral presentation at the HFSA meeting speaks to the growing recognition of the potential for immune modulation therapy in the treatment of heart failure," said Dr. Torre-Amione. "I am looking forward to this opportunity to share these impressive findings with the broader cardiology community."

Based on the findings from this initial clinical trial, Vasogen recently announced plans for a multi-center pivotal trial in CHF to support FDA and Health Canada regulatory approval. Dr. Young will act as the study's global Principal Investigator and has been appointed Chairman of the study's Steering Committee. Dr. Torre-Amione will act as Principal Investigator for the U.S. arm of the study and Dr. Jean-Lucien Rouleau will be Principal Investigator for the Canadian arm of the trial. Dr. Rouleau is Head, Division of Cardiology, University Health Network at the University of Toronto, and Head of Cardiology at Mount Sinai Hospital in Toronto.

                                    - more -
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                                                        ...page 2, July 10, 2002


Each year in the U.S. and Canada there are over 300,000 deaths associated with CHF, and the cost of medical care, primarily resulting from hospitalizations, exceeds $34 billion annually. An estimated five million people in North America are currently living with CHF. Hospital admission rates for CHF have increased in the last 20 years to the point that the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age. Patients with CHF experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. CHF is usually progressive, becomes irreversible, and ultimately results in death.


     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.